July 24, 2009

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Perry J. Hindin, Special Counsel, Office of Mergers & Acquisitions

Re:	Active Power, Inc.
Schedule TO-I
Filed July 16, 2009
File No. 005-59961

Ladies and Gentlemen:

On behalf of Active Power, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 20, 2009, relating to the Company’s Schedule TO-I filed July 16, 2009 (File No. 005-59961) (the “Schedule TO-I”).

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Schedule TO-I

Offer to Exchange

Conditions of the Offer, page 35

1.	We note the condition described in the sixth bullet on page 36 point relating to “any extraordinary or material adverse change in the United States financial markets generally, including a decline of at least 10% in either the Dow Jones Industrial Average, the NYSE Index…” (emphasis added). We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. While the reference to the 10% percentage decrease satisfies our concerns, the balance of this condition does not allow for objective verification. Please revise accordingly.

In response to the Staff’s comment, we have revised the sixth bullet point on page 36 of the Offer to read as follows:

“                     •              a decline of at least 10% in either the Dow Jones Industrial Average, the NYSE Index, the NASDAQ Composite Index or the Standard & Poor’s 500 Index from the date of the commencement of the offer,”

Securities and Exchange Commission

July 24, 2009

Miscellaneous, page 52

2.	We note the disclosure in the first paragraph. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.I. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

We respectfully advise the Staff that no optionees who would otherwise be eligible to participate in the Offer to Exchange have been excluded from the Offer to Exchange. All holders of eligible options are permitted to participate in the Offer to Exchange. Accordingly, we have deleted the first paragraph under the caption “Miscellaneous” on page 52 of the Offer to Exchange.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 24, 2009

Please direct your questions or comments regarding the Company’s responses to the undersigned at (512) 338-5412. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Derek L. Willis, Esq. Derek L. Willis, Esq.

cc:	John K. Penver, Chief Financial Officer

Active Power, Inc.